ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

15 March 2006

Interests in shares

Reed Elsevier received notification today from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (‘the Trust’), that on 14 March 2006 they purchased 1,200,000 Reed Elsevier PLC ordinary shares at a price of 533.712p per share and 800,000 Reed Elsevier NV ordinary shares at a price of €11.5584 per share.

The transaction took place in order to meet the future exercise of entitlements by employees of Reed Elsevier. Following the transaction, the Trust now holds an interest in 11,963,688 ordinary shares in Reed Elsevier PLC and 6,337,532 ordinary shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which may acquire shares in Reed Elsevier PLC and Reed Elsevier NV by means of market purchases on the appropriate Stock Exchange. The Trust is operated in conjunction with Reed Elsevier’s share incentive schemes, and provides for the transfer of shares to employees on the exercise of awards granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.